Exhibit 99.29
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
To the shareholders of Theratechnologies Inc. (the “Company”):
NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the “Meeting”) of the Company will be held at the Centre Mont-Royal, 2200 Mansfield, Salon International, Montreal, Québec, on Thursday, March 25, 2010 at 10:00 a.m., local time, for the following purposes:
(1)	to receive the consolidated financial statements for the fiscal year ended November 30, 2009, as well as the auditors’ report thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint auditors for the ensuing year and authorize the directors to set their compensation;

(4)	to consider, and if deemed advisable, to pass Resolution 2010-1 (the text of which is attached as Appendix A to the accompanying Management Proxy Circular), with or without amendments, approving the shareholder rights plan, the whole as described in the accompanying Management Proxy Circular; and

(5)	to transact such other business as may properly come before the Meeting.
DATED at Montreal, Québec, Canada, February 23, 2010.

BY ORDER OF THE BOARD OF DIRECTORS (signed) Jocelyn Lafond Jocelyn Lafond Corporate Secretary